Exhibit 99.1

TELESAT HOLDINGS INC.

Quarterly Report

For the Three Month Period Ended March 31, 2014

i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Loss
For the three months ended March 31

(in thousands of Canadian dollars) (unaudited)	Notes	2014	2013
Revenue	5	$241,928	$218,848
Operating expenses	6	(47,089)	(49,990)
		194,839	168,858
Depreciation		(54,183)	(49,910)
Amortization		(7,764)	(8,164)
Other operating (losses) gains, net		(65)	471
Operating income		132,827	111,255
Interest expense	7	(53,469)	(61,830)
Loss on financing	10	—	(18,359)
Interest and other income		808	385
Gain (loss) on changes in fair value of financial instruments		21,674	(55,187)
Loss on foreign exchange		(109,813)	(67,561)
Loss before tax		(7,973)	(91,297)
Tax expense	8	(20,289)	(6,121)
Net loss		$(28,262)	$(97,418)

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Comprehensive Loss
For the three months ended March 31

(in thousands of Canadian dollars) (unaudited)	Notes	2014	2013
Net loss		$(28,262)	$(97,418)
Other comprehensive income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments		3,178	361
Items that will not be reclassified into profit or loss
Actuarial losses on employee benefit plans	13	—	(38)
Tax expense		—	—
Other comprehensive income		3,178	323
Total comprehensive loss		$(25,084)	$(97,095)

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Changes in Shareholders' Equity

(in thousands of Canadian dollars) (unaudited)	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders' equity
Balance at January 1, 2013	$340,602	$315,792	$656,394	$373,042	$4,038	$(6,742)	$(2,704)	$1,026,732
Net loss	—	—	—	(97,418)	—	—	—	(97,418)
Dividends declared on preferred shares	—	—	—	(10)	—	—	—	(10)
Other comprehensive income, net of tax of $nil	—	—	—	(38)	—	361	361	323
Share-based compensation	—	—	—	(701)	43	—	43	(658)
Balance at March 31, 2013	$340,602	$315,792	$656,394	$274,875	$4,081	$(6,381)	$(2,300)	$928,969
Balance at April 1, 2013	$340,602	$315,792	$656,394	$274,875	$4,081	$(6,381)	$(2,300)	$928,969
Net income	—	—	—	165,511	—	—	—	165,511
Issuance of share capital	—	266	266	—	—	—	—	266
Other comprehensive income, net of tax expense of $5,280	—	—	—	15,988	—	(1,642)	(1,642)	14,346
Share-based compensation	—	—	—	(361)	13,172	—	13,172	12,811
Balance at December 31, 2013	$340,602	$316,058	$656,660	$456,013	$17,253	$(8,023)	$9,230	$1,121,903
Balance at January 1, 2014	$340,602	$316,058	$656,660	$456,013	$17,253	$(8,023)	$9,230	$1,121,903
Net loss	—	—	—	(28,262)	—	—	—	(28,262)
Dividends declared on preferred shares	—	—	—	(10)	—	—	—	(10)
Other comprehensive income, net of tax of $nil	—	—	—	—	—	3,178	3,178	3,178
Share-based compensation	—	—	—	—	2,943	—	2,943	2,943
Balance at March 31, 2014	$340,602	$316,058	$656,660	$427,741	$20,196	$(4,845)	$15,351	$1,099,752

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	Notes	March 31, 2014	December 31, 2013
Assets
Cash and cash equivalents		$362,050	$298,713
Trade and other receivables		59,447	50,266
Other current financial assets		203	7,174
Prepaid expenses and other current assets		25,020	18,665
Total current assets		446,720	374,818
Satellites, property and other equipment	5, 9	1,927,968	1,962,759
Deferred tax assets		9,556	10,024
Other long-term financial assets	5	33,640	76,006
Other long-term assets	5	2,681	2,765
Intangible assets	5	841,482	845,286
Goodwill		2,446,603	2,446,603
Total assets		$5,708,650	$5,718,261
Liabilities
Trade and other payables		$49,495	$34,484
Other current financial liabilities		131,102	164,755
Other current liabilities		76,870	122,058
Current indebtedness	10	58,040	57,364
Total current liabilities		315,507	378,661
Long-term indebtedness	10	3,381,687	3,284,502
Deferred tax liabilities		513,621	515,207
Other long-term financial liabilities		66,827	72,803
Other long-term liabilities		331,256	345,185
Total liabilities		4,608,898	4,596,358
Shareholders' Equity
Share capital		656,660	656,660
Accumulated earnings		427,741	456,013
Reserves		15,351	9,230
Total shareholders' equity		1,099,752	1,121,903
Total liabilities and shareholders' equity		$5,708,650	$5,718,261

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows
For the three months ended March 31

(in thousands of Canadian dollars) (unaudited)	Notes	2014	2013
			Restated (Note 3)
Cash flows from operating activities
Net loss		$(28,262)	$(97,418)
Adjustments to reconcile net loss to cash flows from operating activities:
Depreciation		54,183	49,910
Amortization		7,764	8,164
Deferred tax (recovery) expense	8	(2,614)	1,181
Interest expense		53,469	61,830
Interest income		(635)	(240)
Unrealized foreign exchange loss		112,526	71,500
(Gain) loss on changes in fair value of financial instruments		(21,674)	55,187
Share-based compensation		2,943	43
Loss (gain) on disposal of assets		65	(471)
Loss on financing	10	—	18,359
Other		(23,242)	(12,661)
Income taxes paid		(50,811)	(8,746)
Interest paid, net of capitalized interest		(35,294)	(34,082)
Interest received		663	239
Repurchase of stock options		—	(701)
Operating assets and liabilities	14	24,692	7,459
Net cash from operating activities		$93,773	$119,553
Cash flows used in investing activities
Satellite programs, including capitalized interest		$(10,515)	$(29,214)
Purchase of other property and equipment		(1,973)	(1,693)
Purchase of intangible assets		—	(6)
Proceeds from sale of assets		—	1,008
Net cash used in investing activities		$(12,488)	$(29,905)
Cash flows used in financing activities
Repayment of indebtedness		$(17,679)	$(11,132)
Dividends paid on preferred shares		(10)	(10)
Satellite performance incentive payments		(1,347)	(453)
Net cash used in financing activities		$(19,036)	$(11,595)
Effect of changes in exchange rates on cash and cash equivalents		$1,088	$929
Increase in cash and cash equivalents		$63,337	$78,982
Cash and cash equivalents, beginning of period		298,713	180,961
Cash and cash equivalents, end of period	14	$362,050	$259,943

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

1. BACKGROUND OF THE COMPANY

Telesat Holdings Inc. (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. The fleet today consists of 14 satellites and the Canadian payload on ViaSat-1 with another satellite under construction. Telesat also manages the operations of additional satellites for third parties. Telesat is headquartered in Ottawa at 1601 Telesat Court, Ontario, Canada, K1B 5P4, with offices and facilities around the world.

As at March 31, 2014, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly hold economic interests in Telesat of 62.8% and 35.3%, respectively, with the remaining 1.9% economic interest held by various individuals. Loral indirectly holds a voting interest of 32.7% on all matters including the election of directors. PSP Investments indirectly holds a voting interest of 67.3% on all matters except for the election of directors, and a 29.4% voting interest for the election of directors. The remaining voting interest of 37.9% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “consolidated financial statements” or the “financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat.

These unaudited condensed consolidated interim financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue on April 30, 2014.

2. BASIS OF PRESENTATION

Statement of Compliance

These financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

These financial statements should be read in conjunction with the December 31, 2013 consolidated financial statements. The financial statements use the same basis of presentation and accounting policies as outlined in Notes 2 and 4 of the consolidated financial statements for the year ended December 31, 2013 with the exception of those outlined in the change in accounting policies in Note 3 below. The results of operations for the three months ended March 31, 2014 and 2013 are not necessarily indicative of the results that may be expected for a full fiscal year.

Basis of Consolidation

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

3. CHANGE IN ACCOUNTING POLICIES

IFRIC 21, Levies

The Company adopted IFRIC 21 with a date of initial adoption of January 1, 2014. The adoption clarified the definition and treatment of levies. The change had no impact on the financial statements of the Company. The clarification of the definition and treatment of levies have been adopted retrospectively.

Amendment to IAS 36, Impairment of Assets

The Company adopted the amendments to IAS 36 with a date of initial adoption of January 1, 2014. The adoption will result in additional note disclosures in cases where the recoverable amount of impaired assets is based on fair value less costs of disposal. The change had no impact on these condensed consolidated interim financial statements. The amendment has been adopted prospectively.

IAS 1, Presentation of the Consolidated Statements of Cash Flows

In Note 3 of the consolidated financial statements for the year ended December 31, 2013, the Company changed its accounting policy to incorporate the interest received, interest paid and income taxes paid into the consolidated statements of cash flows instead of including these amounts as supplementary note disclosure. This has resulted in certain comparative figures in these financial statements being reclassified on the statements of cash flows to conform with the change in accounting policy for the year ended December 31, 2013.

4. SIGNIFICANT ACCOUNTING POLICIES

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) periodically issues new accounting standards. The new standard determined to be applicable to the Company is disclosed below. The remaining standards have been excluded as they are not applicable.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard. The effective date for this standard has not been announced by the IASB. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

5. SEGMENT INFORMATION

Telesat operates in a single reportable industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

•	Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.
•	Enterprise — Telecommunication carrier, government, two-way internet, resource, maritime and aeronautical, retail, and satellite operator services.
•	Consulting and other — Services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services was as follows:

Three months ended March 31,	2014	2013
Broadcast	$117,735	$114,490
Enterprise	117,537	98,977
Consulting and other	6,656	5,381
Revenue	$241,928	$218,848

Geographic Information

Revenue by geographic region was based on the point of origin of the revenue (destination of the billing invoice), and was allocated as follows:

Three months ended March 31,	2014	2013
Canada	$109,342	$111,632
United States	72,996	68,410
Europe, Middle East & Africa	33,536	16,686
Latin America & Caribbean	19,950	17,924
Asia & Australia	6,104	4,196
Revenue	$241,928	$218,848

Telesat’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic region were allocated as follows:

	March 31, 2014	December 31, 2013
Canada	$1,611,838	$1,657,350
United States	203,116	208,821
All others	113,014	96,588
Satellites, property and other equipment	$1,927,968	$1,962,759

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

5. SEGMENT INFORMATION  – (continued)

	March 31, 2014	December 31, 2013
Canada	$792,760	$798,802
United States	35,778	33,416
All others	12,944	13,068
Intangible assets	$841,482	$845,286

Other long-term financial assets and other long-term assets by geographic region were allocated as follows:

	March 31, 2014	December 31, 2013
Canada	$32,418	$68,055
All others	1,222	7,951
Other long-term financial assets	$33,640	$76,006

	March 31, 2014	December 31, 2013
Canada	$2,679	$2,757
All others	2	8
Other long-term assets	$2,681	$2,765

Goodwill was not allocated to geographic regions in any of the periods.

Major Customers

For the three months ended March 31, 2014, there were three significant customers each representing more than 10% of consolidated revenue (March 31, 2013 — two customers).

6. OPERATING EXPENSES

The Company’s operating expenses were comprised of the following:

Three months ended March 31,	2014	2013
Compensation and employee benefits(a)	$18,154	$16,617
Other operating expenses(b)	10,327	11,245
Cost of sales(c)	18,608	22,128
Operating expenses	$47,089	$49,990
(a)	Compensation and employee benefits include salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.
(b)	Other operating expenses include general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs.
(c)	Cost of sales includes the cost of third-party capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

7. INTEREST EXPENSE

The components of interest expense were as follows:

Three months ended March 31,	2014	2013
Interest on indebtedness	$41,432	$49,677
Interest on derivative instruments	11,364	11,401
Interest on performance incentive payments	1,044	1,302
Interest on promissory note	—	22
Interest on employee benefit plans	294	659
Capitalized interest	(665)	(1,231)
Interest expense	$53,469	$61,830

8. INCOME TAXES

Three months ended March 31,	2014	2013
Current tax expense	$22,903	$4,940
Deferred tax (recovery) expense	(2,614)	1,181
Tax expense	$20,289	$6,121

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

Three months ended March 31,	2014	2013
Loss before tax	$(7,973)	$(91,297)
Multiplied by the statutory income tax rates	26.52%	26.51%
	(2,114)	(24,203)
Income tax recorded at rates different from the Canadian tax rate	(1,276)	383
Permanent differences	17,779	26,355
Effect of temporary differences not recognized as deferred tax assets	5,587	4,498
Other	313	(912)
Tax expense	$20,289	$6,121
Effective income tax rate	(254.47)%	(6.70)%

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the three months ended March 31, 2014, the Company had satellite, property and other equipment additions of $17.8 million (March 31, 2013 — $30.9 million) with substantially all of the asset additions related to the Telstar 12 VANTAGE satellite (March 31, 2013 — Anik G1 satellite).

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

10. INDEBTEDNESS

	March 31, 2014	December 31, 2013
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan A	462,500	475,000
Term Loan B – U.S. Facility (March 31, 2014 – USD $1,728,293, December 31, 2013 – USD $1,732,657)	1,909,763	1,840,601
Term Loan B – Canadian Facility	138,600	138,950
6.0% Senior Notes (USD $900,000)	994,500	956,070
	3,505,363	3,410,621
Less: deferred financing costs, interest rate floors, prepayment option and premiums	(65,636)	(68,755)
	3,439,727	3,341,866
Less: current indebtedness	(58,040)	(57,364)
Long-term indebtedness	$3,381,687	$3,284,502

On March 28, 2013, the Company announced the redemption of the outstanding 12.5% Senior Subordinated Notes which took place on May 1, 2013. As a result, the unamortized deferred financing costs and the redemption premium associated with the 12.5% Senior Subordinated Notes were recognized as a loss, partially offset by a gain on the unamortized prepayment option, resulting in a loss on financing of $18.4 million in the three months ended March 31, 2013.

11. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities are secured by substantially all of the Company’s assets, excluding the assets of non-restricted subsidiaries. Under the terms of the Senior Secured Credit Facilities, the Company is required to comply with a senior secured leverage ratio covenant. The covenant is based on a Consolidated Total Secured Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes ratio test. As at March 31, 2014, the Company’s Consolidated Total Secured Debt to Consolidated EBITDA ratio was 3.45:1, which was less than the maximum test ratio of 5.25:1.

12. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at the balance sheet date of March 31, 2014.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. At March 31, 2014, the maximum exposure to credit risk is equal to the carrying value of the financial assets, $455.3 million (December 31, 2013 — $432.2 million).

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. FINANCIAL INSTRUMENTS  – (continued)

The Company has entered into various cross-currency basis swaps and interest rate swaps. The Company mitigates the credit risk associated with these swaps by entering into swaps with only high quality financial institutions.

Telesat has a number of diverse customers, which limits the concentration of credit risk with respect to trade receivables. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Telesat’s standard payment terms are 30 days. Interest at a rate of 1.5% per month, compounded monthly, is typically charged on balances remaining unpaid at the end of the standard payment terms. Telesat’s historical experience with customer defaults has been minimal. As a result, Telesat considers the credit quality of its North American customers to be high; however, due to the additional complexities of collecting from its International customers, the Company considers the credit quality of its International customers to be lower than its North American customers. At March 31, 2014, North American and International customers made up 49% and 51% of the outstanding trade receivable balance, respectively (December 31, 2013 — 46% and 54%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts at March 31, 2014 was $2.7 million (December 31, 2013 — $2.9 million).

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the Company’s U.S. dollar denominated debt financing. At March 31, 2014, $2,904.3 million of the $3,505.4 million total debt financing (December 31, 2013 — $2,796.7 million of the $3,410.6 million) was the Canadian dollar equivalent of the U.S. dollar denominated portion of the debt (before netting of deferred financing costs, premiums, interest rate floors and prepayment option).

The Company has entered into cross-currency basis swaps to economically hedge the foreign currency risk on a portion of its U.S. dollar denominated debt. As at March 31, 2014, the Company had cross-currency basis swaps which required the Company to pay $1,147.7 million (December 31, 2013 — $1,150.8 million) Canadian dollars to receive USD $988.1 million (December 31, 2013 — USD $990.8 million). These derivative contracts are to be settled on October 31, 2014. The non-cash losses will remain unrealized until the contracts are settled. As at March 31, 2014, the fair value of the derivative contracts was a liability of $63.7 million (December 31, 2013 — liability of $109.7 million).

As at March 31, 2014, a 5 percent variation in the Canadian dollar against the U.S. dollar would have increased or decreased the Company’s net loss by $141.6 million and increased or decreased other comprehensive income by $0.9 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long-term debt. The interest rate risk on the long-term debt is from the debt having variable rate financing. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive. The Company has entered into interest rate swaps to hedge the interest rate risk associated with the variable rate financing on a portion of the long-term debt. As at March 31, 2014, the Company had a series of five interest rate swaps to fix interest on $1,480.0 million of debt at a weighted average fixed rate of 2.63% (excluding applicable margin) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margin) on $300.0 million of U.S. denominated debt (December 31, 2013 — five interest rate swaps to fix interest on

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. FINANCIAL INSTRUMENTS  – (continued)

$1,480.0 million of debt at a weighted average fixed rate of 2.63% (excluding applicable margin) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margin) on $300 million of U.S. denominated debt). These contracts mature between October 31, 2014 and September 30, 2016. As at March 31, 2014, the fair value of these derivative contracts was a liability of $17.3 million (December 31, 2013 — liability of $21.6 million).

If the interest rates on the unhedged variable rate debt change by 0.25% the result would be a change in the net loss of $0.5 million for the three months ended March 31, 2014.

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. The following were the contractual maturities of financial liabilities as at March 31, 2014:

	Carrying amount	Contractual cash flows (undiscounted)	2014	2015	2016	2017	2018	Thereafter
Trade and other payables	$49,495	$49,495	$49,495	$—	$—	$—	$—	$—
Customer and other deposits	3,702	3,702	3,261	265	75	17	84	—
Deferred satellites performance incentive payments	59,582	80,177	8,672	9,128	9,178	9,151	9,095	34,953
Other financial liabilities	6,063	8,385	3,660	1,091	874	840	808	1,112
Long-term indebtedness	3,530,937	4,119,443	182,578	220,729	242,161	1,416,824	91,690	1,965,461
Interest rate swaps	17,309	17,450	13,198	2,661	1,591	—	—	—
Cross-currency basis swaps	63,710	69,929	69,929	—	—	—	—	—
	$3,730,798	$4,348,581	$330,793	$233,874	$253,879	$1,426,832	$101,677	$2,001,526

The carrying value of the deferred satellites performance incentive payments includes $1.0 million interest payable. The carrying value of the long-term indebtedness includes $25.6 million of interest payable.

Financial assets and liabilities recorded on the balance sheet and the fair value hierarchy levels used to calculate those values were as follows:

March 31, 2014	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$362,050	$—	$—	$362,050	$362,050	Level 1
Trade and other receivables	59,447	—	—	59,447	59,447	(3)
Other financial assets – current	203	—	—	203	203	Level 1
Other financial assets – long-term(1)	14,955	18,685	—	33,640	33,640	Level 1, Level 2
Trade and other payables	—	—	(49,495)	(49,495)	(49,495)	(3)
Other financial liabilities – current	—	(91,240)	(39,862)	(131,102)	(133,296)	Level 2
Other financial liabilities – long-term	—	(11,767)	(55,060)	(66,827)	(67,943)	Level 2
Indebtedness(2)	—	—	(3,505,363)	(3,505,363)	(3,527,557)	Level 2
	$436,655	$(84,322)	$(3,649,780)	$(3,297,447)	$(3,322,951)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. FINANCIAL INSTRUMENTS  – (continued)

December 31, 2013	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$298,713	$—	$—	$298,713	$298,713	Level 1
Trade and other receivables	50,266	—	—	50,266	50,266	(3)
Other financial assets – current	7,174	—	—	7,174	7,174	Level 1
Other financial assets – long-term(1)	24,412	51,594	—	76,006	76,006	Level 1, Level 2
Trade and other payables	—	—	(34,484)	(34,484)	(34,484)	(3)
Other financial liabilities – current	—	(140,910)	(23,845)	(164,755)	(166,947)	Level 2
Other financial liabilities – long-term	—	(13,408)	(59,395)	(72,803)	(73,971)	Level 2
Indebtedness(2)	—	—	(3,410,621)	(3,410,621)	(3,457,048)	Level 2
	$380,565	$(102,724)	$(3,528,345)	$(3,250,504)	$(3,300,291)
(1)	The other financial assets — long-term classified as fair value through profit or loss were calculated using the level 2 of the fair value hierarchy. All other balances were calculated using the level 1 of the fair value hierarchy.
(2)	Excludes deferred financing costs, interest rate floors, prepayment option and premiums.
(3)	Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security

The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets excluding the assets of non-restricted subsidiaries.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The fair value hierarchy is as follows:

Level 1 based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. FINANCIAL INSTRUMENTS  – (continued)

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. Included in cash and cash equivalents are $294.6 million (December 31, 2013 — $234.9 million) of short-term investments.

The fair value of the deferred satellites performance incentive payments, included in the other financial liabilities — current and long-term, is determined using a discounted cash flow methodology. The calculation was performed on a recurring basis. The discount rate used was 5.8% (December 31, 2013 — 5.8%).

The fair value of the indebtedness is based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, interest rate floors, prepayment option and premiums. The calculation of the fair value of the indebtedness was performed on a recurring basis. The rates used were as follows:

	March 31, 2014	December 31, 2013
Canadian Term Loan A Facility	100.00%	100.13%
Canadian Term Loan B Facility	99.94%	100.00%
U.S. Term Loan B Facility	99.50%	100.25%
6.0% Senior Notes	103.20%	104.31%

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. All derivatives were valued based on recurring measurements.

Future cash flows from interest and cross-currency basis swaps were determined based on current yield curves and exchange rates and then discounted based on discount curves obtained from Bloomberg.

Cash flows from the prepayment option were calculated with a Bloomberg option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve obtained from Bloomberg.

Cash flows from the interest rate floors were calculated using the Black Scholes option valuation model in Bloomberg and discounted based on discount curves obtained from Bloomberg.

The discount rates used to discount U.S. dollar cash flows ranged from 0.15% to 1.80% (December 31, 2013 —  0.17% to 1.88%). The discount rates used to discount Canadian dollar cash flows ranged from 1.23% to 2.04% (December 31, 2013 — 1.22% to 2.34%).

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. FINANCIAL INSTRUMENTS  – (continued)

The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, at each of the balance sheet dates, and the fair value hierarchy levels used to calculate those values were as follows:

March 31, 2014	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross-currency basis swaps	$—	$(63,710)	$—	$(63,710)	Level 2
Interest rate swaps	—	(16,884)	(425)	(17,309)	Level 2
Interest rate floors	—	(10,646)	(11,342)	(21,988)	Level 2
Prepayment option	18,685	—	—	18,685	Level 2
	$18,685	$(91,240)	$(11,767)	$(84,322)

December 31, 2013	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross-currency basis swaps	$—	$(109,700)	$—	$(109,700)	Level 2
Interest rate swaps	—	(21,490)	(84)	(21,574)	Level 2
Interest rate floors	—	(9,720)	(13,324)	(23,044)	Level 2
Prepayment option	51,594	—	—	51,594	Level 2
	$51,594	$(140,910)	$(13,408)	$(102,724)

The reconciliation of the fair value of derivative assets and liabilities were as follows:

Fair value, December 31, 2013 and January 1, 2014	$(102,724)
Unrealized gains (losses) on derivatives
Interest rate floors	2,034
Prepayment option	(35,267)
Cross-currency basis swaps	49,654
Interest rate swaps	5,107
Realized gains on derivatives
Cross-currency basis swaps	146
Impact of foreign exchange	(3,272)
Fair value, March 31, 2014	$(84,322)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

13. EMPLOYEE BENEFIT PLANS

The expenses included on the condensed consolidated statements of loss and the condensed consolidated statements of comprehensive loss were as follows:

	2014		2013
Three months ended March 31,	Pension	Other	Pension	Other
Condensed consolidated statements of loss
Operating expenses	$1,357	$245	$1,527	$93
Interest expense	$74	$220	$401	$258
Condensed consolidated statements of comprehensive loss
Actuarial losses	$—	$—	$(38)	$—

The balance sheet obligations were distributed between pension and other post-employment benefits as follows:

As at	March 31, 2014	December 31, 2013
Pension benefits	$4,362	$5,749
Other post-employment benefits	21,922	21,626
	$26,284	$27,375

The obligations were included on the balance sheets as follows:

As at	March 31, 2014	December 31, 2013
Trade and other payables	$36	$—
Other long-term liabilities	26,248	27,375
	$26,284	$27,375

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

14. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at March 31,	2014	2013
Cash	$67,492	$111,466
Short-term investments, original maturity three months or less	294,558	148,477
Cash and cash equivalents	$362,050	$259,943

The net change in operating assets and liabilities shown in the consolidated statements of cash flows was comprised of the following:

Three months ended March 31,	2014	2013
		Restated (Note 3)
Trade and other receivables	$(8,131)	$7,107
Financial assets	16,773	(1,662)
Other assets	(6,563)	(1,989)
Trade and other payables	8,970	2,487
Financial liabilities	(7,785)	1,919
Other liabilities	21,428	(403)
	$24,692	$7,459

Non-cash investing were comprised of:

Three months ended March 31,	2014	2013
Satellites, property and other equipment	$5,326	$—
Intangible assets	$2,356	$—

15. COMMITMENTS AND CONTINGENT LIABILITIES

Off balance sheet commitments include operating leases and other future purchases and were comprised of the following:

	2014	2015	2016	2017	2018	Thereafter	Total
Operating property lease commitments	$5,165	$6,369	$5,702	$4,988	$4,650	$24,892	$51,766
Capital commitments	75,007	98,858	—	—	—	—	173,865
Other operating commitments	13,184	14,234	8,032	2,321	1,505	1,281	40,557
	$93,356	$119,461	$13,734	$7,309	$6,155	$26,173	$266,188

Certain of the Company’s offices, warehouses, earth stations, and office equipment are leased under various terms. The expiry terms range from April 2014 to February 2043.

Telesat has entered into contracts for the construction and launch of Telstar 12 VANTAGE (targeted for launch in late 2015). The total outstanding commitments at March 31, 2014 are equal to $173.9 million (December 31, 2013 — $182.3 million).

Telesat has agreements with various customers for prepaid revenue on several service agreements which take effect when the spacecraft is placed in service. Telesat is responsible for operating and controlling these

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

15. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

satellites. Customer prepayments of $367.8 million (December 31, 2013 — $393.4 million), a portion of which is refundable under certain circumstances, are reflected in other financial liabilities both current and long-term.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

Other than the legal proceedings disclosed in Note 26 of the Company’s December 31, 2013 consolidated financial statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

16. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Compensation of the Company’s executives and Board level directors consist of short-term benefits (including salaries), special payments, post-employment benefits and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

16. RELATED PARTY TRANSACTIONS  – (continued)

Key Management Personnel — Stock Options

During 2013, the Board authorized the grant of 3,999,399 stock options to certain employees pursuant to the stock incentive plans. An expense of $2.9 million was recorded in the three months ended March 31, 2014 in connection with these stock option grants.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral, Red Isle, and Loral Canadian Gateway Corporation (“LCGC”), a wholly-owned subsidiary of Loral.

During the three months ended March 31, 2014 and 2013, the Company and its subsidiaries entered into the following transactions with related parties.

	Sale of goods and services, interest income		Purchase of goods and services, interest expense
Three months ended March 31,	2014	2013	2014	2013
Loral
Revenue	$—	$—	$—	$—
Operating expenses	—	—	1,650	1,556
Interest expense	—	—	—	22
Interest and other income/expenses	—	—	1,070	—
Red Isle	—	—	—	—
LCGC	—	—	—	—

The following balances were outstanding at the end of the periods:

	Amounts owed by related parties		Amounts owed to related parties
As at	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
Loral
Current receivables/payables	$757	$1,209	$6,465	$290
Long-term receivables/payables	—	2,482	—	7,397
Red Isle	—	—	—	—
LCGC	—	—	—	—

The amounts outstanding are unsecured and will be settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three months ended March 31, 2014 were $2.8 million (March 31, 2013 — $2.6 million).

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

17. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 6.0% Senior Notes and 12.5% Senior Subordinated Notes, which were fully redeemed on May 1, 2013, were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat and certain of its subsidiaries.

The condensed consolidating financial information reflects the investments of Telesat Holdings Inc. in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

A change in accounting policies in Note 3 of the consolidated financial statements for the year ended December 31, 2013, has resulted in the change in comparative figures in the statement of cash flows for the three months ended March 31, 2013. For more on the impact of the change, refer to Note 3.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Comprehensive (Loss) Income
For the three months ended March 31, 2014

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$224,759	$39,844	$4,855	$(27,530)	$241,928
Operating expenses	—	—	(40,117)	(29,356)	(5,146)	27,530	(47,089)
	—	—	184,642	10,488	(291)	—	194,839
Depreciation	—	—	(46,289)	(7,859)	(35)	—	(54,183)
Amortization	—	—	(7,246)	(518)	—	—	(7,764)
Other operating losses, net	—	—	(60)	(1)	(4)	—	(65)
Operating income (loss)	—	—	131,047	2,110	(330)	—	132,827
(Loss) income from equity investments	(28,261)	—	(317)	59	—	28,519	—
Interest (expense) income	—	—	(54,009)	542	(2)	—	(53,469)
Interest and other (expenses) income	—	—	(536)	2,183	(839)	—	808
Gain on changes in fair value of financial instruments	—	—	21,674	—	—	—	21,674
(Loss) gain on foreign exchange	(1)	—	(107,642)	(7,180)	5,010	—	(109,813)
(Loss) income before tax	(28,262)	—	(9,783)	(2,286)	3,839	28,519	(7,973)
Tax expense	—	—	(18,478)	(1,599)	(212)	—	(20,289)
Net (loss) income	(28,262)	—	(28,261)	(3,885)	3,627	28,519	(28,262)
Other comprehensive income (loss)	3,178	—	3,178	3,178	(161)	(6,195)	3,178
Total comprehensive (loss) income	$(25,084)	$—	$(25,083)	$(707)	$3,466	$22,324	$(25,084)

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Comprehensive (Loss) Income
For the three months ended March 31, 2013

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$203,952	$39,238	$4,034	$(28,376)	$218,848
Operating expenses	—	—	(43,584)	(29,336)	(5,446)	28,376	(49,990)
	—	—	160,368	9,902	(1,412)	—	168,858
Depreciation	—	—	(41,969)	(7,871)	(70)	—	(49,910)
Amortization	—	—	(7,852)	(297)	(15)	—	(8,164)
Other operating (losses) gains, net	—	—	(60)	(34)	565	—	471
Operating income (loss)	—	—	110,487	1,700	(932)	—	111,255
(Loss) income from equity investments	(97,418)	—	(1,364)	(948)	—	99,730	—
Interest expense	—	—	(61,497)	(333)	—	—	(61,830)
Loss on financing	—	—	(18,359)	—	—	—	(18,359)
Interest and other income (expenses)	—	—	261	152	(28)	—	385
Loss on changes in fair value of financial instruments	—	—	(55,187)	—	—	—	(55,187)
(Loss) gain on foreign exchange	—	—	(66,233)	(4,126)	2,798	—	(67,561)
(Loss) income before tax	(97,418)	—	(91,892)	(3,555)	1,838	99,730	(91,297)
Tax expense	—	—	(5,526)	(594)	(1)	—	(6,121)
Net (loss) income	$(97,418)	$—	$(97,418)	$(4,149)	$1,837	$99,730	$(97,418)
Other comprehensive income	323	—	323	360	275	(958)	323
Total comprehensive (loss) income	$(97,095)	$—	$(97,095)	$(3,789)	$2,112	$98,772	$(97,095)

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Balance Sheets
As at March 31, 2014

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$336,133	$23,052	$2,865	$—	$362,050
Trade and other receivables	—	—	36,543	21,069	1,835	—	59,447
Other current financial assets	—	—	25	124	54	—	203
Intercompany receivables	—	—	379,866	193,069	156,516	(729,451)	—
Prepaid expenses and other current assets	—	—	18,639	6,207	174	—	25,020
Total current assets	—	—	771,206	243,521	161,444	(729,451)	446,720
Satellites, property and other equipment	—	—	1,608,932	318,662	374	—	1,927,968
Deferred tax assets	—	—	—	9,556	—	—	9,556
Other long-term financial assets	—	—	32,418	769	453	—	33,640
Other long-term assets	—	—	2,388	293	—	—	2,681
Intangible assets	—	—	791,519	49,963	—	—	841,482
Investment in affiliates	1,145,377	—	1,175,706	653,269	261	(2,974,613)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$1,145,377	$—	$6,460,225	$1,619,909	$187,203	$(3,704,064)	$5,708,650
Liabilities
Trade and other payables	$—	$—	$25,172	$22,474	$1,849	$—	$49,495
Other current financial liabilities	—	—	128,928	564	1,610	—	131,102
Intercompany payables	45,625	—	237,648	412,535	33,643	(729,451)	—
Other current liabilities	—	—	74,348	1,958	564	—	76,870
Current indebtedness	—	—	58,039	1	—	—	58,040
Total current liabilities	45,625	—	524,135	437,532	37,666	(729,451)	315,507
Long-term indebtedness	—	—	3,381,687	—	—	—	3,381,687
Deferred tax liabilities	—	—	514,200	(469)	(110)	—	513,621
Other long-term financial liabilities	—	—	60,379	6,448	—	—	66,827
Other long-term liabilities	—	—	326,926	4,324	6	—	331,256
Total liabilities	45,625	—	4,807,327	447,835	37,562	(729,451)	4,608,898
Shareholders’ Equity
Share capital	656,660	—	1,518,716	1,096,668	104,464	(2,719,848)	656,660
Accumulated earnings	427,741	—	55,286	139,074	45,005	(239,365)	427,741
Reserves	15,351	—	78,896	(63,668)	172	(15,400)	15,351
Total shareholders’ equity	1,099,752	—	1,652,898	1,172,074	149,641	(2,974,613)	1,099,752
Total liabilities and shareholders’ equity	$1,145,377	$—	$6,460,225	$1,619,909	$187,203	$(3,704,064)	$5,708,650

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Balance Sheets
As at December 31, 2013

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$284,231	$13,008	$1,474	$—	$298,713
Trade and other receivables	—	—	31,588	17,093	1,585	—	50,266
Other current financial assets	—	—	35	118	7,021	—	7,174
Intercompany receivables	—	—	362,070	173,960	144,071	(680,101)	—
Prepaid expenses and other current assets	—	—	13,460	5,142	63	—	18,665
Total current assets	—	—	691,384	209,321	154,214	(680,101)	374,818
Satellites, property and other equipment	—	—	1,654,000	308,358	401	—	1,962,759
Deferred tax assets	—	—	—	10,024	—	—	10,024
Other long-term financial assets	—	—	68,056	7,505	445	—	76,006
Other long-term assets	—	—	2,466	299	—	—	2,765
Intangible assets	—	—	798,766	46,520	—	—	845,286
Investment in affiliates	1,167,517	—	1,164,562	661,102	261	(2,993,442)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$1,167,517	$—	$6,457,290	$1,587,005	$179,992	$(3,673,543)	$5,718,261
Liabilities
Trade and other payables	$—	$—	$17,150	$15,956	$1,378	$—	$34,484
Other current financial liabilities	—	—	163,059	1,000	696	—	164,755
Intercompany payables	45,614	—	218,097	385,219	31,171	(680,101)	—
Other current liabilities	—	—	118,156	3,146	756	—	122,058
Current indebtedness	—	—	57,363	1	—	—	57,364
Total current liabilities	45,614	—	573,825	405,322	34,001	(680,101)	378,661
Long-term indebtedness	—	—	3,284,502	—	—	—	3,284,502
Deferred tax liabilities	—	—	515,745	(466)	(72)	—	515,207
Other long-term financial liabilities	—	—	68,911	3,892	—	—	72,803
Other long-term liabilities	—	—	339,269	5,910	6	—	345,185
Total liabilities	45,614	—	4,782,252	414,658	33,935	(680,101)	4,596,358
Shareholders’ Equity
Share capital	656,660	—	1,518,716	1,096,668	104,464	(2,719,848)	656,660
Accumulated earnings	456,013	—	79,934	143,002	41,378	(264,314)	456,013
Reserves	9,230	—	76,388	(67,323)	215	(9,280)	9,230
Total shareholders’ equity	1,121,903	—	1,675,038	1,172,347	146,057	(2,993,442)	1,121,903
Total liabilities and shareholders’ equity	$1,167,517	$—	$6,457,290	$1,587,005	$179,992	$(3,673,543)	$5,718,261

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Cash Flows
For the three months ended March 31, 2014

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net (loss) income	$(28,262)	$—	$(28,261)	$(3,885)	$3,627	$28,519	$(28,262)
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Depreciation	—	—	46,289	7,859	35	—	54,183
Amortization	—	—	7,246	518	—	—	7,764
Deferred tax (recovery) expense	—	—	(3,793)	1,179	—	—	(2,614)
Interest expense (income)	—	—	54,009	(542)	2	—	53,469
Interest income	—	—	(535)	(98)	(2)	—	(635)
Unrealized foreign exchange loss (gain)	1	—	109,929	7,277	(4,681)	—	112,526
Gain on changes in fair value of financial instruments	—	—	(21,674)	—	—	—	(21,674)
Share-based compensation	—	—	2,509	316	118	—	2,943
Loss (income) from equity investments	28,261	—	317	(59)	—	(28,519)	—
Loss on disposal of assets	—	—	60	1	4	—	65
Other	—	—	(22,074)	(1,063)	(105)	—	(23,242)
Income taxes paid	—	—	(50,400)	(408)	(3)	—	(50,811)
Interest paid, net of capitalized interest	—	—	(35,195)	(97)	(2)	—	(35,294)
Interest received	—	—	562	99	2	—	663
Operating assets and liabilities	10	—	21,257	1,095	2,330	—	24,692
Net cash from operating activities	$10	$—	$80,246	$12,192	$1,325	$—	$93,773
Cash flows (used in) investing activities
Satellite programs, including capitalized interest	$—	$—	$—	$(10,515)	$—	$—	$(10,515)
Purchase of other property and equipment	—	—	(1,479)	(494)	—	—	(1,973)
Return of capital from subsidiary	—	—	1,304	—	—	(1,304)	—
Investment in affiliates	—	—	(9,153)	—	—	9,153	—
Net cash (used in) investing activities	$—	$—	$(9,328)	$(11,009)	$—	$7,849	$(12,488)
Cash flows (used in) from financing activities
Repayment of indebtedness	$—	$—	$(17,679)	$—	$—	$—	$(17,679)
Dividends paid on preferred shares	(10)	—	—	—	—	—	(10)
Satellite performance incentive payments	—	—	(1,337)	(10)	—	—	(1,347)
Return of capital to shareholder	—	—	—	(1,304)	—	1,304	—
Proceeds from issuance of share capital	—	—	—	9,153	—	(9,153)	—
Net cash (used in) from financing activities	$(10)	$—	$(19,016)	$7,839	$—	$(7,849)	$(19,036)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$—	$1,022	$66	$—	$1,088
Increase in cash and cash equivalents	$—	$—	$51,902	$10,044	$1,391	$—	$63,337
Cash and cash equivalents, beginning of period	—	—	284,231	13,008	1,474	—	298,713
Cash and cash equivalents, end of period	$—	$—	$336,133	$23,052	$2,865	$—	$362,050

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2014
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Cash Flows
For the three months ended March 31, 2013

	Telesat Holdings Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net (loss) income	$(97,418)	$—	$(97,418)	$(4,149)	$1,837	$99,730	$(97,418)
Adjustments to reconcile net (loss) income to cash flows from (used in) operating activities:
Depreciation	—	—	41,969	7,871	70	—	49,910
Amortization	—	—	7,852	297	15	—	8,164
Deferred tax expense (recovery)	—	—	1,200	(19)	—	—	1,181
Interest expense	—	—	61,497	333	—	—	61,830
Interest income	—	—	(209)	(31)	—	—	(240)
Unrealized foreign exchange loss (gain)	—	—	70,632	4,355	(3,487)	—	71,500
Loss on changes in fair value of financial instruments	—	—	55,187	—	—	—	55,187
Share-based compensation	—	—	7	20	16	—	43
Loss from equity investments	97,418	—	1,364	948	—	(99,730)	—
Loss (gain) on disposal of assets	—	—	60	4	(535)	—	(471)
Loss on financing	—	—	18,359	—	—	—	18,359
Other	—	—	(12,417)	(284)	40	—	(12,661)
Income taxes paid	—	—	(8,746)	—	—	—	(8,746)
Interest paid, net of capitalized interest	—	—	(34,037)	(45)	—	—	(34,082)
Interest received	—	—	200	39	—	—	239
Repurchase of stock options	—	—	(701)	—	—	—	(701)
Operating assets and liabilities	10	—	8,086	(2,563)	1,926	—	7,459
Net cash from (used in) operating activities	$10	$—	$112,885	$6,776	$(118)	$—	$119,553
Cash flows (used in) from investing activities
Satellite programs, including capitalized interest	$—	$—	$(29,214)	$—	$—	$—	$(29,214)
Purchase of other property and equipment	—	—	(1,139)	(554)	—	—	(1,693)
Purchase of intangible assets	—	—	—	(6)	—	—	(6)
Proceeds from sale of assets	—	—	8	—	1,000	—	1,008
Return of capital from subsidiary	—	—	600	—	—	(600)	—
Net cash (used in) from investing activities	$—	$—	$(29,745)	$(560)	$1,000	$(600)	$(29,905)
Cash flows used in financing activities
Repayment of indebtedness	$—	$—	$(11,132)	$—	$—	$—	$(11,132)
Dividends paid on preferred shares	(10)	—	—	—	—	—	(10)
Satellite performance incentive payments	—	—	(452)	(1)	—	—	(453)
Return of capital to shareholder	—	—	—	(600)	—	600	—
Net cash used in financing activities	$(10)	$—	$(11,584)	$(601)	$—	$600	$(11,595)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$—	$894	$35	$—	$929
Increase in cash and cash equivalents	$—	$—	$71,556	$6,509	$917	$—	$78,982
Cash and cash equivalents, beginning of period	—	—	158,516	19,508	2,937	—	180,961
Cash and cash equivalents, end of period	$—	$—	$230,072	$26,017	$3,854	$—	$259,943

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s unaudited condensed consolidated interim financial statements beginning at Page 1 of this Quarterly Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “Company”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat Holdings Inc. included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On March 31, 2014, the Bloomberg exchange rate was USD $1 = CAD $1.1050. The average exchange rate for the three months ended March 31, 2014, was USD $1 = CAD $1.0938.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

The information contained in this MD&A takes into account information available up to April 30, 2014, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Quarterly Report, the words “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “targeted”, “intend”, “pursue” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of this Quarterly Report and Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the SEC on February 24, 2014 as well as Telesat Holdings Inc.’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunications services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We disclaim any obligation or undertaking to update or revise the information herein.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator, with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

At March 31, 2014, we provided satellite services to customers from our fleet of 14 in-orbit satellites. In addition, we own the Canadian payload on the ViaSat-1 satellite and have another satellite, Telstar 12 VANTAGE, under construction. We also manage the operations of additional satellites for third parties.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue, there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenues are generally billed in advance to customers and recognized in the month for which the service is rendered. Consulting revenue for cost plus contracts is recognized after the work has been completed and accepted by the customer. The percentage of completion method is used for fixed price contracts.

Expenses

Our operating expenses consist mainly of labor, the cost of which has historically been relatively stable. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in operating expenses. Variable operating expenses include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be significant and arises principally from our Senior Secured Credit Facilities and 6.0% Senior Notes. Non-cash foreign exchange losses incurred on the translation of the U.S. dollar denominated debt and the gains or losses on financial instruments resulting from variations in the fair value of the cross-currency basis swaps, interest rate swaps, prepayment option on our Senior Notes and embedded derivatives related to the interest rate floors included on our Canadian and U.S. Term Loan B Facilities remain significant components of our net loss.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite life intangible assets.

RECENT DEVELOPMENTS

Corporate

On March 3, 2014, Loral Space & Communications Inc. (“Loral”) announced that, with the goal of maximizing shareholder value, it has, with the agreement of Canada’s Public Sector Pension Investment Board (“PSP Investments”), commenced a process to explore potential strategic transactions involving the possible monetization of Loral’s interest in Telesat. The exact structure of any such transaction has not yet been determined. As currently contemplated, such a transaction would be accomplished through a disposition of Loral itself and would likely require the negotiation of a new shareholders agreement between the potential acquiror of Loral and PSP Investments. There can be no assurance as to whether, when or on what terms a strategic transaction involving Telesat or Loral may occur, or that any particular economic, tax, structural or other objectives or benefits with respect to any transaction involving Telesat or Loral’s interest therein will be achieved.

FUTURE OUTLOOK

Our commitment to providing strong customer service and our focus on innovation and technical expertise has allowed us to successfully build our business to date. Building on our existing contractual revenue backlog, our focus is on taking disciplined steps to grow our core business and sell newly launched and existing in-orbit satellite services; and in a disciplined manner, use the cash flows generated by existing business and contracted expansion satellites to strengthen our business.

We believe our satellite fleet offers a strong combination of existing revenue backlog and a strong foundation upon which we will seek to continue to grow our revenue and cash flows. The growth is expected to come from satellite services using the available capacity on our existing fleet of in-orbit satellites, including our Anik G1 satellite, which began commercial service in May 2013, and our Telstar 12 VANTAGE satellite, which is expected to be launched in late 2015.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

We anticipate that the relatively fixed cost nature of our business, combined with contracted revenue growth and other growth opportunities, will produce growth in operating income and cash flows.

For the remainder of 2014, we will remain focused on: increasing utilization of our existing satellites; the construction of Telstar 12 VANTAGE; identifying and pursuing opportunities to expand our satellite fleet; and maintaining cost and operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. With the launch and entry into commercial service of our Anik G1 satellite in the second quarter of 2013 and with our Telstar 12 VANTAGE satellite under construction, we believe we are well positioned to strengthen our overall financial performance.

Our net loss for the three months ended March 31, 2014, was $28 million compared to a net loss of $97 million for the same period in the prior year. Results were positively impacted by revenue growth related to the successful deployment of our Anik G1 satellite in the second quarter of 2013, revenue earned from providing short-term services to another satellite operator, and lower interest expense due to our refinancing activities in 2013. The favorable variation was also partly due to a gain on changes in fair value of financial instruments in the first quarter of 2014, as compared to a loss on changes in fair value of financial instruments and a loss on financing as a result of our irrevocable notice to redeem our 12.5% Senior Subordinated Notes in the first quarter of 2013. The favorable variations were partially offset by a non-cash loss on foreign exchange, which was primarily a result of the U.S. dollar strengthening during the quarter relative to the Canadian dollar and thus impacting the translation of our U.S. denominated debt, as well as higher tax expense.

Below are the foreign exchange rates used for our condensed consolidated interim financial statements:

	Q1, 2014	March 31, 2014	December 31, 2013
USD to CAD spot rate	—	1.1050	1.0623
USD to CAD average rates	1.0938	—	—

	Q1, 2013	March 31, 2013	December 31, 2012
USD to CAD spot rate	—	1.0162	0.9921
USD to CAD average rates	1.0066	—	—

Revenue

	Three Months Ended March 31,		% Increase
(in millions of Canadian dollars except percentages)	2014	2013
Broadcast	$118	$115	3%
Enterprise	117	99	18%
Consulting and other	7	5	40%
Revenue	$242	$219	11%

Total revenue for the three months ended March 31, 2014 increased by $23 million to $242 million as compared to the $219 million earned over the same period in the prior year.

Revenue from Broadcast services increased by $3 million for the three months ended March 31, 2014, as compared to the same period in the prior year. The increase was mainly due to revenue earned on our Anik G1 satellite which entered into commercial service in May 2013 and a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue resulting from a stronger U.S. dollar to Canadian dollar exchange rate in the first quarter of 2014 relative to the first quarter of 2013. The increase was partially offset by a decrease in Broadcast services revenue earned on our Nimiq 2 satellite which was returned by our customer in the third quarter of 2013.

Revenue from Enterprise services increased by $18 million for the three months ended March 31, 2014, when compared to the same period in the prior year. The increase was primarily due to short-term services provided to another satellite operator, revenue earned on our Anik G1 satellite, and a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue resulting from a stronger U.S. dollar to Canadian dollar exchange rate in the first quarter of 2014 relative to the first quarter of 2013. The increase was partially offset by lower equipment sales.

Consulting and other revenue increased by $2 million for the three months ended March 31, 2014, when compared to the same period in the prior year. The increase was primarily a result of revenue earned on new consulting contracts.

Expenses

	Three Months Ended March 31,		% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2014	2013
Depreciation	$54	$50	8%
Amortization	8	8	—
Operating expenses	47	50	(6)%
Total expenses	$109	$108	1%

Depreciation

Depreciation of satellite, property and other equipment increased by $4 million for the three months ended March 31, 2014, as compared to the same period in the prior year. The increase was primarily a result of depreciation on our Anik G1 satellite which entered commercial service in May 2013.

Amortization

Amortization of intangible assets remained consistent at $8 million for the three months ended March 31, 2014, as compared to the same period in the prior year. This was due to lower amortization related to revenue backlog as certain contracts were completed, offset by higher amortization related to customer relationships.

Operating Expenses

	Three Months Ended March 31,		% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2014	2013
Compensation and employee benefits	$18	$17	6%
Other operating expenses	10	11	(9)%
Cost of sales	19	22	(14)%
Operating expenses	$47	$50	(6)%

Operating expenses consist of compensation and employee benefits, other operating expenses such as marketing, general and administration expenses and cost of sales. Total operating expenses decreased by $3 million for the three months ended March 31, 2014, as compared to the same period in the prior year.

Compensation and employee benefit expenses increased by $1 million for the three months ended March 31, 2014, in comparison with the same period in the prior year. This was primarily due to an increase in share-based compensation expense as a result of stock options granted during the second quarter of 2013, partially offset by a reduction in employee benefit costs.

Other operating expenses decreased by $1 million for the three months ended March 31, 2014, as compared to the same period in the prior year. The decrease was primarily due to lower in-orbit insurance premiums.

Cost of sales decreased by $3 million for the three months ended March 31, 2014, as compared to the same period in the prior year. The decrease was primarily a result of lower equipment sales, partially offset by higher revenue related expenses.

Interest Expense

	Three Months Ended March 31,		% Decrease
(in millions of Canadian dollars except percentages)	2014	2013
Debt service costs	$53	$61	(13)%
Interest on performance incentive payments	1	1	—
Interest on employee benefit plans	—	1	(100)%
Capitalized interest	(1)	(1)	—
Interest expense	$53	$62	(15)%

Interest expense includes interest related to our debt, performance incentive payments and defined benefit plans, net of capitalized interest on our satellites under construction.

Total debt service costs, which include interest expense on indebtedness and interest expense on derivative instruments, decreased by $8 million for the three months ended March 31, 2014, as compared to the same period in the prior year. The decrease was primarily due to the redemption of our 12.5% Senior Subordinated Notes in May 2013, and lower interest expense on our Canadian and U.S. Term Loan B Facilities as a result of the amendment of our Senior Secured Credit Facilities in April 2013. This was partially offset by an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated interest expense resulting from a stronger U.S. dollar to Canadian dollar average exchange rate in the first quarter of 2014 relative to the first quarter of 2013. Interest on employee benefit plans decreased by $1 million for the three months ended March 31, 2014, as compared to the same period in the prior year primarily due to a decrease in liabilities related to the employee benefit plans.

Loss on Financing

	Three Months Ended March 31,
(in millions of Canadian dollars except percentages)	2014	2013
Loss on financing	$—	$18

The loss on financing of $18 million for the three months ended March 31, 2013, relates to the call premium associated with the redemption of our 12.5% Senior Subordinated Notes. The loss on financing also includes the write-off of the unamortized deferred financing fees and the write-off of the unamortized prepayment option incurred in connection with our 12.5% Senior Subordinates Notes.

Interest and Other Income

	Three Months Ended March 31,
(in millions of Canadian dollars)	2014	2013
Interest and other income	$1	$—

Interest and other income for the three months ended March 31, 2014, mainly relates to interest income.

Foreign Exchange and Derivatives

	Three Months Ended March 31,
(in millions of Canadian dollars)	2014	2013
Gain (loss) on changes in fair value of financial instruments	$22	$(55)
Loss on foreign exchange	$(110)	$(68)

The $22 million gain on changes in fair value of financial instruments in 2014 reflects changes in the fair values of our cross-currency basis swaps, interest rate swaps, prepayment option on our 6.0% Senior Notes and embedded derivatives related to interest rate floors included on our Canadian and U.S. Term Loan B Facilities. This represented a net increase of $77 million for the three months ended March 31, 2014, compared to the same period in the prior year. The positive variation was primarily due to a loss on changes in fair value of the prepayment option related to our 12.5% Senior Subordinated Notes in the first quarter of 2013. We also experienced positive changes in the fair values of our cross-currency basis swaps, interest rate swaps, and embedded derivatives related to interest rate floors on our Canadian and U.S. Term Loan B Facilities as a result of favorable changes in key economic variables such as foreign exchange rates and swap rates, partially offset by an unfavorable change in the fair value of the prepayment option on our 6.0% Senior Notes as a result of higher credit spreads in the first quarter of 2014 relative to the first quarter of 2013.

The foreign exchange loss for the three months ended March 31, 2014, was $110 million compared to a foreign exchange loss of $68 million for the same period in the prior year resulting in a total variation of $42 million. The loss for the three months ended March 31, 2014, was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate at March 31, 2014 ($1.1050), compared to the spot rate at December 31, 2013 ($1.0623), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt. The foreign exchange loss of $68 million for the three months ended March 31, 2013, was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate at March 31, 2013 ($1.0162), compared to the spot rate at December 31, 2012 ($0.9921), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.

Income Taxes

	Three Months Ended March 31,
(in millions of Canadian dollars except percentages)	2014	2013
Current tax expense	$23	$5
Deferred tax (recovery) expense	(3)	1
Tax expense	$20	$6

The income tax expense for the three months ended March 31, 2014, was $20 million compared to an income tax expense of $6 million for the same period in the prior year. The increase was mainly due to higher operating income and lower interest expense in the first quarter of 2014.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As of March 31, 2014, our contracted backlog was approximately $4.9 billion.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand and funds available under our Revolving Credit Facility.

We expect our backlog to be recognized as follows:

(in millions of Canadian dollars)	Remaining 2014	2015	2016	2017	2018	2019 and thereafter
Backlog	$549	$633	$526	$474	$433	$2,250

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at March 31, 2014, we had $362 million of cash and short-term investments as well as approximately $140 million of borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the three months ended March 31, 2014, was $94 million, a $26 million decrease over the same period in the prior year. The decrease was primarily due to higher income taxes paid, partially offset by a reduction in working capital.

Cash Flows used in Investing Activities

Cash used in investing activities for the three months ended March 31, 2014, was $13 million. This consisted of $11 million of cash outflows related to our satellite programs for the on-going construction of Telstar 12 VANTAGE, as well as $2 million for other property and equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the three months ended March 31, 2014, was $19 million. This was primarily the result of mandatory repayments made on our Senior Secured Credit Facilities, as well as satellite performance incentive payments.

Liquidity

A large portion of our annual cash receipts are reasonably predictable, because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at March 31, 2014, cash flows from operating activities, and drawings on the available lines of credit under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including our capital requirements and required interest and principal payments on our debt.

The construction of any satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on available lines of credit under our Revolving Credit Facility. In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Senior Secured Credit

Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under those Senior Secured Credit Facilities. Subject to market conditions and subject to compliance with the terms and conditions of our Senior Secured Credit Facilities and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed and therefore, we may not be able to fully fund additional replacement or new satellite construction programs.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Credit Agreement contains covenants that restrict the ability of Telesat Canada and certain of its subsidiaries to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sales-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat Canada to comply with a maximum senior secured leverage ratio and contains customary affirmative covenants and events of default.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $140 million loan facility available in either Canadian or U.S. dollars, maturing on March 28, 2017. Loans under our Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and Alternative Base Rate (“ABR”) loans and 3.00% for Bankers Acceptance (“BA”) and Eurodollar loans. Our Revolving Facility currently has an unused commitment fee of 50 basis points. As of March 31, 2014, other than approximately $0.3 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan A Facility

Our Term Loan A Facility (“TLA Facility”) was initially a $500 million loan maturing on March 28, 2017. As of March 31, 2014, $463 million of this facility was outstanding which represents the full amount available following mandatory repayments. The outstanding borrowings under our TLA Facility currently bear interest at a floating rate of the BA borrowing rate plus an applicable margin of 3.00%. The mandatory principal repayments on our TLA Facility are payable in varying amounts on a quarterly basis.

iii — Term Loan B — Canadian Facility

The Term Loan B — Canadian Facility (“Canadian TLB Facility”) was initially a $175 million loan maturing on March 28, 2019. On April 2, 2013, our Senior Secured Credit Facilities were amended to convert $34 million from Canadian to U.S. dollars which, as a result, decreased our Canadian TLB Facility. As of March 31, 2014, $139 million of this facility was outstanding, which represents the full amount available following mandatory repayments. Our Canadian TLB Facility currently bears interest at a floating rate of the BA borrowing rate, but not less than 1.00%, plus an applicable margin of 3.25%. The mandatory principal repayments on our Canadian TLB Facility are a quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

iv — Term Loan B — U.S. Facility

The Term Loan B — U.S. Facility (“U.S. TLB Facility”) was originally a USD $1,725 million loan maturing on March 28, 2019. On April 2, 2013, our Senior Secured Credit Facilities were amended to convert $34 million from Canadian to U.S. dollars, which as a result, increased our U.S. TLB Facility. As at March 31, 2014, USD $1,728 million of this facility was outstanding, which represents the full amount available following mandatory repayments. The outstanding borrowings under our U.S. TLB Facility bear interest at a floating rate of Libor, but not less than 0.75%, plus an applicable margin of 2.75%. The mandatory principal repayments on our U.S. TLB Facility are a quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

The maturity date for each of our Senior Secured Credit Facilities described above will be accelerated if our existing 6.0% Senior Notes or certain refinancing thereof are not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes.

In order to hedge our currency risk, we have cross-currency basis swaps to synthetically convert USD $1.0 billion of future U.S. dollar denominated payment obligations to $1.2 billion. The cross-currency basis swaps are being amortized on a quarterly basis at a quarter of 1.00% of the original amount. As of March 31, 2014, the balance of the swaps was $1.1 billion and they bear interest at a floating rate of BA plus an applicable margin of approximately 387 basis points. These swaps mature on October 31, 2014.

6.0% Senior Notes due May 15, 2017

Our Senior Notes, in the amount of USD $900 million, bear interest at an annual rate of 6.0% and are due May 15, 2017. They include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem our Senior Notes prior to May 15, 2014, in each case subject to exceptions provided in the Senior Notes indenture.

As of March 31, 2014, we were in compliance with the financial covenants of our Senior Secured Credit Facilities and the indenture governing our 6.0% Senior Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, Libor, BA rates and the applicable margins of our Senior Secured Credit Facilities and Senior Notes. Our interest expense for the year ending December 31, 2014, is expected to be approximately $192 million.

Derivatives

We use interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

In order to manage our currency risk, we have cross-currency basis swaps to synthetically convert USD $1.0 billion of our U.S. TLB Facility debt into $1.2 billion of debt. As of March 31, 2014, the fair value of the cross-currency basis swaps was a liability of $64 million (December 31, 2013 — $110 million). Any non-cash loss will remain unrealized until this contract is settled. The contract matures on October 31, 2014.

At March 31, 2014, we had a series of five interest rate swaps to fix interest on $1.5 billion of Canadian dollar denominated debt at a weighted average fixed rate of 2.63% (excluding applicable margins) and one interest rate swap to pay a fixed rate of 1.46% (excluding applicable margins) on $300 million of U.S. dollar denominated debt. As of March 31, 2014, the fair value of the interest rate swaps was a liability of $17 million (December 31, 2013 — $22 million). These contracts mature between October 31, 2014 and September 30, 2016.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes as well as interest rate floors included on our Canadian and U.S. TLB Facilities. At March 31, 2014, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $19 million (December 31, 2013 — $52 million). The fair value of the embedded derivatives related to the interest rate floors was a liability of $22 million at March 31, 2014 (December 31, 2013 — $23 million). The changes in the fair value of these embedded derivatives are recorded on our consolidated statement of loss as a gain or loss on changes in fair value of financial instruments and are non-cash. The prepayment option on our Senior Notes will expire on its maturity date of May 15, 2017. The interest rate floors on the Canadian and U.S. TLB Facilities will expire on their maturity date of March 28, 2019.

CAPITAL EXPENDITURES

We have entered into contracts for the construction and launch of the Telstar 12 VANTAGE satellite. The outstanding commitments on these contracts were approximately $174 million as of March 31, 2014. These expenditures will be funded from some or all of the following: cash and cash equivalents, cash flows from operating activities, cash flows from customer prepayments or through borrowings on available lines of credit under our Revolving Facility.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, derivative assets and other assets. Cash and cash equivalents and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated debt financing. We are also exposed to foreign currency risk on anticipated transactions, such as the costs of satellite construction, launch and acquisition.

Our main currency exposures as at March 31, 2014, lie in our U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables, deferred satellite performance incentive payments and debt financing.

Approximately 52% of our revenue and a substantial portion of our expenses, indebtedness and capital expenditures are denominated in U.S. dollars for the three months ended March 31, 2014. As a result, the volatility of U.S. currency may expose us to foreign exchange risks. At March 31, 2014, as a result of a stronger U.S. dollar to Canadian dollar spot rate ($1.1050) compared to December 31, 2013 ($1.0623), we recorded a foreign exchange loss of approximately $110 million, prior to any impact of hedging instruments. Similarly, at March 31, 2013, the U.S. dollar to Canadian dollar spot rate strengthened ($1.0162) as compared to December 31, 2012 ($0.9921), thus resulting in a foreign exchange loss of approximately $68 million.

As at March 31, 2014, a 5% variation in the Canadian dollar against the U.S. dollar would have increased or decreased our net loss by approximately $142 million and increased or decreased our other comprehensive income by approximately $1 million. This analysis assumes that all other variables, in particular, interest rates, remain constant.

Interest Rate Risk

We are exposed to interest rate risk on our cash and cash equivalents and our long-term debt, which is primarily variable-rate financing. Changes in the interest rates could impact the amount of interest that we are required to pay.

Derivative Financial Instruments

We use derivative instruments to manage our exposure to foreign currency and interest rate risk. Our policy is that we do not use derivative instruments for speculative purposes.

We use, as required, the following instruments:

•	forward currency contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments;

•	cross-currency basis swaps to hedge the foreign currency risk on a portion of our U.S. dollar denominated debt; and
•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.

Our derivative financial instruments also include embedded derivatives that relate to the prepayment option on our 6.0% Senior Notes, as well as interest rate floors on our Canadian and U.S. TLB Facilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on the disposition of these financial instruments are not reflected in their fair values. Their fair values also include an adjustment related to the counterparty credit risk, and as a result, are not necessarily the net amounts that would be realized if these instruments were actually settled.

Through our long-term debt, we are exposed to interest rate and foreign exchange fluctuations. The following tables, which are based on scheduled debt repayments, derivative maturities and foreign exchange rates as at March 31, 2014, contain additional information on some of our exposures and the derivative instruments that mitigate these risks.

Foreign Exchange Rate Exposure (Long-term Debt)

(CAD millions, beginning of period)	Q2-2014	2015	2016	2017	2018	Thereafter	Fair Value March 31, 2014
Long-term debt (USD denominated):
U.S. TLB Facility	$1,909.8	$1,895.4	$1,876.1	$1,856.8	$1,837.5	$1,818.2
Senior Notes	994.5	994.5	994.5	994.5	—	—
Foreign exchange exposure	$2,904.3	$2,889.9	$2,870.6	$2,851.3	$1,837.5	$1,818.2
Foreign exchange derivatives:
Cross-currency basis swaps	(1,091.9)	—	—	—	—	—	$(63.7)
Net foreign exchange exposure	$1,812.4	$2,889.9	$2,870.6	$2,851.3	$1,837.5	$1,818.2

Interest Rate Exposure

(CAD millions, beginning of period)	Q2-2014	2015	2016	2017	2018	Thereafter	Fair Value March 31, 2014
Long-term debt exposed to variable interest rate(1):
CAD denominated (CDOR + spread)	$1,610.2	$425.0	$375.0	$300.0	$—	$—
CAD denominated (CDOR with 1.00% floor + spread)	138.6	137.4	136.0	134.6	133.2	131.8
USD denominated (Libor with 0.75% floor + spread)	817.9	1,895.4	1,876.1	1,856.8	1,837.5	1,818.2
Interest rate exposure	$2,566.7	$2,457.8	$2,387.1	$2,291.4	$1,970.7	$1,950.0
Interest rate derivatives:
Variable to fixed (CAD notional)	$(1,480.0)	$(550.0)	$(250.0)	$—	$—	$—	$(15.6)
Weighted average fixed rate (before spread)	2.63%	1.52%	1.62%	—	—	—
Variable to fixed (USD notional)(2)	(331.5)	(331.5)	(331.5)	—	—	—	$(1.7)
Weighted average fixed rate (before spread)	1.46%	1.46%	1.46%	—	—	—
Total interest rate exposure mitigated	$(1,811.5)	$(881.5)	$(581.5)	$—	$—	$—
Net interest rate exposure	$755.2	$1,576.3	$1,805.6	$2,291.4	$1,970.7	$1,950.0
(1)	Net of impact of cross-currency basis swaps
(2)	Variable rate is greater of 3 month Libor or 1.00%

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant.

Our Consolidated EBITDA for Covenant Purposes is defined as net income (loss) for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral Space and Communications Inc. Additional sums which may be added include projected cost savings from an acquisition and lost revenues which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are defined as (a) The SpaceConnection, Inc. (b) any Subsidiary of Telesat Holdings Inc. that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (c) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of this covenant. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

(in millions of Canadian dollars)	Twelve Months Ended March 31, 2014
Net income	$137.2
Impact of unrestricted subsidiary	0.3
Consolidated earnings for covenant purposes	137.5
Plus:
Income taxes (Note 1)	78.5
Interest expense (Note 1)	211.4
Depreciation and amortization expense (Note 1)	247.6
Non-cash share-based compensation	16.4
Other	9.3
(Decreased) increased by:
Non-cash gains on changes in fair value of financial instruments and swap obligations	(156.8)
Non-cash losses resulting from changes in foreign exchange rates	237.2
Other extraordinary, unusual or non-recurring gains	(37.2)
Consolidated EBITDA for Covenant Purposes	$743.9
Note 1:	Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement and as a result does not reconcile to the financial statement line items.

Consolidated Total Secured Debt for Covenant Purposes

Consolidated Total Secured Debt for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Consolidated Total Secured Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant under our Senior Secured Credit Facilities. We believe the disclosure of the calculation of Consolidated Total Secured Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with this financial covenant.

The following is a reconciliation of our Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

As at March 31, 2014
(in millions of dollars)
U.S. dollar denominated debt
U.S. TLB Facility (USD)	$1,728.3
6.0% Senior Notes (USD)	900.0
2,628.3
Foreign exchange adjustment	276.0
Subtotal (CAD)	2,904.3
Deferred financing costs, interest rate floors, prepayment option and premiums	(65.7)
CAD denominated debt
TLA Facility	462.5
Canadian TLB Facility	138.6
Indebtedness	$3,439.7
(in millions of Canadian dollars)
Indebtedness	$3,439.7
less: Unsecured debt (6.0% Senior Notes)	(994.5)
Adjustments for covenant purposes:
Deferred financing costs, interest rate floors, prepayment option and premiums	65.7
Effects of currency swap agreements	55.8
Consolidated Total Secured Debt for Covenant Purposes	$2,566.7

As of March 31, 2014, the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 3.45:1.00, which was less than the maximum test ratio of 5.25:1.00.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses reported for the period. Actual results could differ from these estimates under different assumptions and conditions. Some of the most significant estimates impact: derivative financial instruments measured at fair value, impairment of goodwill, impairment of intangible assets, impairment of satellites, and income taxes. For more details on these estimates, please refer to Note 5 to our audited consolidated financial statements for the year ended December 31, 2013.

ACCOUNTING STANDARDS

Changes in Accounting Policies

We have prepared our consolidated financial statements in accordance with IAS 34. For more on the impacts of the following changes in accounting policy, please refer to Note 3 of our condensed consolidated interim financial statements.

Levies

On January 1, 2014, we retrospectively adopted IFRIC 21, Levies, which clarified the definition and treatment of levies. This change had no impact on our financial statements.

Recoverable Amount Disclosures for Non-Financial Assets

On January 1, 2014, we prospectively adopted amendments to IAS 36, Impairment of Assets, related to Recoverable Amount Disclosures for Non-Financial Assets, which will result in additional note disclosures in cases where the recoverable amount of impaired assets is based on fair value less costs of disposal. The change had no impact on our financial statements.

Recent IFRS Accounting Pronouncements

The IASB periodically issues new accounting standards. The new standard determined to be applicable to our Company is disclosed below. The remaining standards have been excluded as they are not applicable.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard. The effective date for this standard has not been announced by the IASB. We are currently evaluating the impact of IFRS 9 on our consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We discuss certain legal proceedings in Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A. Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC. There have been no material changes to those risk factors since the filing of that report.

However, in that Annual Report under “Risks Related to Our Business” we identify one such risk as “Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, which could in turn adversely affect our operating results and prospects”. There is a limited number of suppliers able to launch the type of satellites we use in connection with our business. Some of these launch providers are owned or controlled by the Russian government. In response to the current situation involving the Russian Federation in the Ukraine, various governments have implemented, or are considering implementing, economic and other sanctions against Russia and its interests. The U.S. State Department has recently suspended issuing the licenses that are required for the exportation of certain prescribed U.S. technologies, if the exportation of the technology is to a Russian counterparty. Virtually all satellites manufactured outside of China contain prescribed U.S. technology. Under the current U.S. State Department licensing suspension policy, licenses permitting technical exchanges with Russian-controlled launch providers regarding satellites containing prescribed U.S. technologies may not be available, including licenses required to permit the shipment of satellites containing prescribed U.S. technologies to Russian-controlled launch providers to be launched. In addition, it has been reported that the U.S. Government may be considering a ban on the use of Russian engine technologies in U.S. launch vehicles. Telesat’s only satellite currently under construction, Telstar 12 VANTAGE, is being launched on a Japanese launch vehicle and is therefore unaffected by these developments. However, these sanctions and any other sanctions affecting the satellite launch industry, if implemented or continued, could lead to a reduction in launch alternatives and, as a result, could lead to increased launch costs in the future, which could have an adverse impact on our business.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Reserved

Item 5. Other Information

None.

Item 6. Exhibits

None.